Exhibit 99.1

PRESS RELEASE

 Immunocore Announces that U.S. Food and Drug Administration and European Medicines Agency accept Biologics License Application and Marketing Authorization Application for Tebentafusp in Metastatic Uveal Melanoma

FDA grants Priority Review to tebentafusp for the treatment of HLA-A*02:01-positive patients with metastatic uveal melanoma; with an expected Prescription Drug User Fee Act (PDUFA) target action date of February 23, 2022

EMA Committee for Medicinal Products for Human Use accepted tebentafusp Marketing Authorization Application and will review under Accelerated Assessment Procedure

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, August 24, 2021) Immunocore (Nasdaq: IMCR), a late-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious and autoimmune disease, today announces that regulators in the United States and European Union have each accepted applications for the approval of tebentafusp (IMCgp100) for the treatment of HLA-A*02:01-positive adult patients with metastatic uveal melanoma (mUM).

The U.S. Food and Drug Administration (FDA) has accepted for review Immunocore’s Biologics License application (BLA) for tebentafusp (IMCgp100). The FDA has granted Priority Review to the Company’s BLA submission, a designation for drugs which, if approved, may provide significant improvements in the safety and effectiveness of the treatment of serious conditions. Priority Review designation shortens the review period from the standard ten months to six months from the filing acceptance of the BLA, and therefore, an expected PDUFA target action date of February 23, 2022.

The BLA was initiated and will be reviewed under the Real-Time Oncology Review (RTOR) pilot program, an initiative of the FDA's Oncology Center of Excellence which is designed to expedite the delivery of safe and effective cancer treatments to patients. Tebentafusp is also being reviewed under the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation. Previously, the FDA has granted Breakthrough Therapy Designation (BTD) to tebentafusp for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma.

The European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP), accepted Immunocore’s Marketing Authorization Application (MAA). The EMA has also agreed to the Company's request for accelerated assessment of its MAA based on the determination that tebentafusp is a product of major interest for public health and therapeutic innovation. Accelerated assessment potentially reduces the time frame for the CHMP and Committee for Advanced Therapies (CAT) to review the Company’s submitted MAA for advanced therapies. While the CHMP review period of a MAA can take up to 210 days, the accelerated assessment reduces the timeframe for review of the MAA to 150 days (excluding clock-stops).

Immunocore Holdings plc, 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, UK
T: +44 (0)1235 438600  |  www.immunocore.com
Registered in England no: 6456207  |  VAT No. GB 939 6694 55

The regulatory submissions are based on data from the randomized Phase 3 IMCgp100-202 clinical trial evaluating tebentafusp in previously untreated metastatic uveal melanoma, a cancer that has historically proven to be frequently insensitive to other immunotherapies. In the final trial analysis, tebentafusp demonstrated clinically and statistically significant superior overall survival (OS) benefit as a monotherapy. The primary endpoint was achieved with the OS Hazard Ratio (HR) in the intent-to-treat population favoring tebentafusp, HR=0.51 [95% CI (0.37, 0.71); p< 0.0001] over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine).

Bahija Jallal, Chief Executive Officer of Immunocore, said: “There is an urgent need for an approved treatment for metastatic uveal melanoma, an aggressive form of cancer for which there are very limited treatment options. We are excited to work with the FDA and EMA to bring tebentafusp to patients as quickly as possible.”

About Immunocore

Immunocore is a late-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology therapeutic candidate, tebentafusp, has demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in metastatic uveal melanoma, a cancer that has historically proven to be insensitive to other immunotherapies.

About Tebentafusp

Tebentafusp is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. Tebentafusp specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma, and is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognise and kill tumour cells. Tebentafusp has been granted Priority Review; Real Time Oncology Review; Breakthrough Therapy designation; Fast Track designation; and orphan drug designation by the FDA in the United States; orphan drug status in the European Union; and Promising Innovative Medicine (PIM) designation under the UK Early Access to Medicines Scheme for metastatic uveal melanoma. Tebentafusp has also been granted accelerated assessment by the EMA’s Committee for Medicinal Products for Human Use (CHMP). Tebentafusp is being reviewed under the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation. For more information about enrolling in tebentafusp clinical trials for metastatic uveal melanoma, please visit ClinicalTrials.gov (NCT03070392).

 About ImmTAC® Molecules

Immunocore’s proprietary T cell receptor (TCR) technology generates a novel class of bispecific biologics called ImmTAC (Immune mobilising monoclonal TCRs Against Cancer) molecules that are designed to redirect the immune system to recognise and kill cancerous cells. ImmTAC molecules are soluble TCRs engineered to recognise intracellular cancer antigens with ultra-high affinity and selectively kill these cancer cells via an anti-CD3 immune-activating effector function. Based on the demonstrated mechanism of T cell infiltration into human tumours, the ImmTAC mechanism of action holds the potential to treat hematologic and solid tumours, regardless of mutational burden or immune infiltration, including immune “cold” low mutation rate tumours.

About Uveal Melanoma

Uveal melanoma is a rare and aggressive form of melanoma, which affects the eye. Metastatic uveal melanoma typically has a poor prognosis and has no currently accepted optimal management or treatment. Although it is the most common primary intraocular malignancy in adults, the diagnosis is rare, with approximately 8,000 new patients diagnosed globally each year (1,600-2,000 cases per year in the United States). Up to 50% of people with uveal melanoma will eventually develop metastatic disease. When the cancer spreads beyond the eye, only approximately half of patients will survive for one year.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the efficacy, safety and therapeutic potential of tebentafusp; the clinical development of tebentafusp; the potential benefit of Breakthrough Therapy Designation, Fast Track Designation, Orphan Drug Designation, Priority Review or Accelerated Assessment for tebentafusp; the likelihood of obtaining regulatory approval of tebentafusp;  the regulatory approval path and potential commercialization plans for tebentafusp including the timing of such approval decisions, including (i) the PDUFA target action date of February 23, 2022 and (ii) receipt of a CHMP opinion; the expected benefits of tebentafusp including that tebentafusp would be a therapeutic option treatment for metastatic uveal melanoma; and potential growth opportunities and trends in oncology. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impacts of the COVID-19 pandemic on the Company’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrolment rates that are lower than expected; changes in expected or existing competition; changes in the regulatory environment; and the uncertainties and timing of the regulatory approval process. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in the Company’s  Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information except as required by law.

CONTACT:

Immunocore
Debra Nielsen, Head of Communications
T: +1 (610) 368-8602
E: debra.nielsen@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/ Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com